Filed by California Amplifier, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Vytek Corporation

Commission File No. 333-112851

California Amplifier will provide a live audio webcast of management’s discussion of the pending acquisition of Vytek Corporation on March 18, 2004 at 1:30 p.m., Pacific Time.

The conference call can be accessed on either the Company’s web site, www.calamp.com, or on the web site www.prnewswire.com under the Multimedia News section and will be accompanied by California Amplifier’s slide presentation. Both links require listeners to install either RealPlayer or Windows Media Player to access the event. A replay of the audio broadcast will be available for 14 days after completion of the call.

Attached as Exhibit 99.1 to this filing is the slide presentation that will be made during this conference call webcast.

The Company will hold a special meeting on April 8, 2004 at 10:00 a.m. for stockholders of record as of the close of business on March 8, 2004. At the meeting, California Amplifier shareholders will be asked to vote to approve the issuance of approximately 8.2 million shares of California Amplifier common stock to the holders of Vytek Corporation’s common stock, preferred stock, warrants and options, in connection with California Amplifier’s acquisition of Vytek.

Additional Information About the Proposed Acquisition of Vytek Corporation and Where to Find It:

California Amplifier filed a Registration Statement on Form S-4 (File No. 333-112851) with the SEC in connection with the proposed merger of its wholly owned subsidiary with Vytek Corporation pursuant to a merger agreement dated December 23, 2003. The Registration Statement was declared effective by the SEC on March 11, 2004. California Amplifier and Vytek have mailed to their respective shareholders a Joint Proxy Statement / Prospectus, which is contained in the Registration Statement.

Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement / Prospectus carefully. The Registration Statement and Joint Proxy Statement / Prospectus contain important information about both California Amplifier and Vytek, the proposed merger, the persons who will be soliciting proxies related to the merger, their interest in the merger, and related matters and information. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov or at one of the SEC’s other public reference rooms.

California Amplifier, Vytek, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of California Amplifier and Vytek with respect to the transactions contemplated by the merger agreement. The Joint Proxy Statement / Prospectus contains important information about the persons soliciting the proxies related to the merger and their interests in such transactions. Information regarding California Amplifier’s and Vytek’s officers and directors is included in the Registration Statement.